ACES



We're redefining clean, starting with towels.



100%

of towels harbor harmful bacteria after a single day of use.



"After about two days, if you dry your face on a hand towel you're probably getting more E. coli on your face than if you stuck your head in a toilet and flushed it."

Dr. Charles Gerba, PhD., Microbiologist
at the University of Arizona
SOURCE: Time Magazine, 9/21/17

TIME


DOCTOR
RECOMMENDS
LAUNDERING
BACTERIA ON TOWEL
92% OF PEOPLE
FALL SOMEWHERE ON
THIS CURVE
DAYS USED
1
2
3
4
5
6
7
8
9
10
10
11
12
13
14

The way you use your towel is dangerous.

If you don’t wash your towels after every use, they can:

- Contribute to **acne** and other skin problems
- Exacerbate **allergies** and **asthma**
- Cause **yeast infections**
- Spread infections like **MRSA** and STDs like **herpes**
- Smell **gross**

SOURCE: 2019 Sprezzatura Survey

Once you know the risks, it changes everything.

Before covid-19, we educated a survey panel on the dangers of regular towels and their preference for a towel that keeps them healthy went up 30X.

What's the most important factor when purchasing a towel?


Before reading
E. coli Stat

Health & Wellness 1.1%

Soft & Thickness 63.2%

Other 35.7%


After reading
E. coli Stat

Health & Wellness 30.3%

Soft & Thickness 39.5%

Other 30.2%

SOURCE: 2019 Sprezzatura Survey, referencing E. coli sentence on slide 4



That's why we've made the first towel that actually keeps you clean.

Silver kills 99.9% of bacteria, on contact.

So, we took silver fibers and combined them with Egyptian cotton to make the best towels you didn't know you need.



+



=



Silver Fibers

Silver's positive ion charge is attracted to bacteria's negative ion charge, destroying 99.9% of bacteria, and many viruses.

Organic Cotton

We use long-staple, organic, Egyptian cotton, for a towel that is durable because of how plush it is, not despite it.

Better Towels

They start clean and stay that way, meaning you can wash them less and they'll last longer.



We're not selling a dream. Our pilot is done.

9/2017	Time Magazine article published
11/2017	Consumer survey
3/2018	Supply partners sourced
4/2018	Product development kickoff
8/2018	First samples
10/2018	Sample testing & refinement
6/2019	Second samples
8/2019	Product testing & refinement
2/2020	Pilot production delivered
3/2020	Live beta kickoff
4/2020	Branding kickoff
10/2020	Website Design, Samping & Production, Packaging
Q1/2021	Ecomm launch

The reviews are already coming in.

"I like that the antimicrobial aspect makes it OK for us to be lazy and re-use the same towels repeatedly, and we don't have to think about when to do the laundry as frequently."

Alyssa

"This is the first towel that I ever used that does not have that moldy smell after one or two uses. Not only is the towel soft and absorbs moisture very well, but it saves me time and money by alleviating the need to wash my towels after one or two uses."

Xander

"I'm absolutely ecstatic about the product. I had Restoration Hardware towels before and these feel so much more luxurious."

Noa

But we're just getting started.



Introducing

ACES

ACES

Making every day better.

Brand

There's a lot of good enough going around. It's time to expect better from the boring, and go beyond the surface-level shine. So, we're starting with towels.

Product

Our products are innovative upgrades for everyday life. Crafted to the highest standards with best-in-class materials, they're the idealized version of the staples you reach for daily.

Mission

We believe that we should leave everything better than we found it, that's why we're dedicated to creating more sustainable consumption.

The category is primed for growth.

We'll be entering a market whose growth projections were strong even before everything changed and cleanliness everywhere became top-of-mind for consumers.


2020
2025
REVENUE IN BILLIONS
100
75
50
25
0
$6.3 B
$7.6 B
$20.5 B
$24.5 B
$87 B
$104 B
US Bath Towels
Global Bath Towels
Global Home Textiles

SOURCE: Trident India & Welspun India Investor Presentations

The competition is lacking.

For the most part, retailers control the supply chain, creating a stagnant market with little disruption or competition.



RETAIL
JAMES PERSE
FRETTE
RESTORATION HARDWARE
MATOUK
Crate&Barrel
FRONTGATE
CB2
TARGET
BED BATH & BEYOND
CHAPS
IKEA
DTC
PARACHUTE
COYUCHI
weezie
BOLL & BRANCH
brooklinen
SNOWE
ONSEN
nutrl
SILVON
ACES
laguna blue
Norwex
PREMIUM
VALUE
TRADITIONAL
INNOVATIVE

	JAMES PERSE	FRETTE	RESTORATION HARDWARE	ACES	PARACHUTE
Bath Towel	$165	$80	$49	$68	$39
Bath Towel Set*	$255	$150	$104	$98	$75
Bath Sheet	N/A	$130	$85	$88	$69
Bath Sheet Set	N/A	$200	$140	$114	$105
Cotton	Japanese	Egyptian	Turkish	Egyptian	Turkish
GSM**	N/A	N/A	600	700	550

Aces has the only antimicrobial offering.

* Sets include one bath towel, hand towel, and wash cloth.

** GSM: Grams per square meter, refers to the density of the towel.

Selling direct will drive sustainable growth.

A thoughtful and innovative product roadmap, consistent "newness", and consumer purchasing habits will contribute to LTV.

Incentives

Free Shipping on orders over $100
Used Towel Recycling Program
No-Hassle returns for 60 Days
Payment Plan Options
White Glove Customer Service
Personalization/Customization
Awards Program
Instagrammable Out-of-Box Experience

Backend

Powered by Shopify
High-Touch, Dual-Location 3PL
< $40 CAC at Scale
Social Impact Program Management

Target KPIs

AOV $115
GM > 55%
CAC $35


250
200
150
100
50
0
TARGET LTV: $205
TARGET CAC: $35
Bath/Home
Merch
2020
Limited Drops
Beach
Baby
Artist Collaborations
2021
Kitchen
Fitness
Skincare
2022
Travel/Hiking
Accessories
2023
Lifestyle
International
2024

The multichannel opportunity is vast.

We'll use retail partnerships and B2B sales to drive product and problem awareness, and accelerate growth.

Retail

ULTA BEAUTY, credo, SEPHORA, TARGET, BED BATH & BEYOND, buy buy BABY, ZOLA, bloomingdale's, DERMSTORE

B2B

EQUINOX, The Standard, NBA, the bar method, ACE HOTEL, UFC, DOGPOUND, SOHO HOUSE & CO, us open


DTC Revenue
Retail Revenue
B2B Revenue
$100m
$75m
$50m
$25m
$0
2020
2021
2022
2023
2024
$450k
$9.6m
$27.8m
$49.6m
$86.4m

Confidential - These are forward looking projections and are not guaranteed.

	Risks	Seed Milestones
_01	Sub $40 CAC @ Scale	Scale to $200k monthly spend by end of year 1 Validate sub 6 month payback period 60+ NPS
_02	COGs @ Scale (Channel Specific)	Identify efficiencies in current supply chain Establish alternative supplier in Portugal Vet and validate supplier relationship in Asia and/or India
_03	Retail Sell In & Sell Thru	Launch 50 Stores by end of Q1 as retail prototype Prove out scalable retail prototype (MSRP, Cost, Customer Education) Secure Commitment for a Big Box/Mass Retailer by end of 2021
_04	Market Education / Brand Awareness	Establish Unaided Brand awareness baseline by end of 2021 Establish Unaided Problem awareness baseline by end of 2021
_05	General Market/Economy Conditions	--

We have a team that's been there before.



Jesse Pliner
Founder & CEO

Jesse is a leader in the consumer goods space with 10+ years of experience bringing award winning products to life. Most recently he was COO at Myro, where he built the operational infrastructure for a brand that scaled to 7 figures in monthly revenue within the first commercial year across multiple distribution channels.



Patrick Pan
CMO

Lumin
Theragun
Nest Fragrances
Loreal



Daryl Weber
Brand Strategist

Coca-Cola
Redscout
Saatchi & Saatchi



Danielle Garelick
Textile Development

Founder @ Form NY



Dave Haller
Creative Director

ASICS
Coca-Cola
W Hotels



Andrew Fatato
Creative Director

Birchbox
Jet
Prudential

_KEY ADVISORS



Meg Eplett
Creative/Brand

Brand Design Director
@ Rocket's of Awesome



Matt Kerestesy
Paid Marketing

Paid Media @ Plated,
Mgemi, Baublebar, Stash



Matt Hagel
Finance & Strategy

CFO @ Freshly



Richard Chen
Operations & Strategy

Director of Ops - Labs @ Harry's



Carole Kerner
Merchandising

Past: President @ DKNY



Sebastian Hayto
Sales & Partnerships

Retail Sales & Partnerships @ Harry's

We are looking for passionate investors to join us.

So, we're raising an angel/seed round we think you'll be excited about.

Use of Funds

Team
Inventory
Marketing
Product Development
Creative Assets
Website Development
Operations Systems

Go-To Market Timeline

Q2 2020	Q3 2020	Q4 2020	Q1 2021
Market Research	Final Branding	Production	**Ecomm/Brand Launch**
Competitive Analysis	Website Development	Message Testing	
Model Development	Product Sampling	Pre-Launch Content	
Brand Kick-Off			
Live Beta			

ACES

ACES

THANK YOU